EXHIBIT 99.1

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011
IN AUSTRALIAN DOLLARS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in Australian dollars)

		Unaudited	Audited
		December 31,	June 30,
		2011	2011
ASSETS	Note
Current Assets
Cash and cash equivalents		6,747,177	8,838,245
Trade and other receivables		691,909	3,373
Other current assets		79,501	90,588

Total Current Assets		7,518,587	8,932,206

Non-Current Assets
Plant and equipment		32,516	40,909
Other non-current assets		37,837	37,837

Total Non-Current Assets		70,353	78,746

Total Assets		7,588,940	9,010,952

LIABILITIES
Current Liabilities
Trade and other payables		1,384,393	1,399,584
Other financial liabilities		332,881	355,815
Provisions		348,156	319,965

Total Current Liabilities		2,065,430	2,075,364

Non-Current Liabilities
Provisions		6,489	4,386

Total Non-Current Liabilities		6,489	4,386

Total Liabilities		2,071,919	2,079,750

Net Assets		5,517,021	6,931,202

Equity
Issued and unissued capital	7	84,268,419	82,340,819
Reserves	8	9,523,055	9,494,995
Accumulated losses		(88,274,453)	(84,904,612)

Total Equity		5,517,021	6,931,202

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in Australian dollars)
(Unaudited)

		Six months ended December 31,

	Note	2011	2010
Revenue from ordinary activities		110,266	70,310

Other income	4	762,861	-
Intellectual property expenses		(133,577)	(212,103)
Auditor and accounting expenses		(78,873)	(87,888)
Research and development expenses	5	(2,075,697)	(1,535,868)
Personnel expenses		(1,224,227)	(1,349,151)
Depreciation expenses		(10,497)	(16,658)
Other expenses		(620,502)	(429,210)
Travel expenses		(57,918)	(62,348)
Public relations and marketing expenses		(73,203)	(56,299)
Foreign exchange gain (loss)		8,592	(153,878)
Gain on fair valuation of financial liabilities		22,934	-

Loss before income tax expense		(3,369,841)	(3,833,093)

Income tax expense		-	-

Loss for the period		(3,369,841)	(3,833,093)

Other comprehensive income		-	-

Other comprehensive income for the period, net of tax		-	-

Total comprehensive income for the period		(3,369,841)	(3,833,093)

Loss per share for loss attributable to the ordinary equity holders of the Company:		Cents	Cents
Basic loss per share	9	(1.20)	(1.59)
Diluted loss per share	9	(1. 20)	(1.59)

The above Consolidated Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

CONSOLIDATED CASH FLOW STATEMENT
(in Australian dollars)
(Unaudited)

	Six months ended December 31,

	2011	2010
Cash Flows related to Operating Activities
Payments to suppliers and employees	(4,103,131)	(3,361,784)
Interest received	110,251	70,440
Other (Michael J Fox Foundation Grant)	99,768	-

Net Operating Cash Flows	(3,893,112)	(3,291,344)

Cash Flows related to Investing Activities
Payment for purchase of plant and equipment	(2,101)	(8,083)

Net Investing Cash Flows	(2,101)	(8,083)

Cash Flows related to Financing Activities
Proceeds from issue of securities	1,923,433	1,150,000
Transaction costs relating to equity issuances	(124,893)	(20,123)

Net Financing Cash Flows	1,798,540	1,129,877

Net increase in cash and cash equivalents	(2,096,673)	(2,169,550)

Cash and cash equivalents at the beginning of the half year	8,838,245	5,227,298

Effects of exchange rate changes on cash and cash equivalents	5,605	(176,193)

Cash and cash equivalents at the end of the half year	6,747,177	2,881,555

The above Consolidated Cash Flow Statement should be read in conjunction with the following notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in Australian dollars)

	Issued and Unissued Capital	Reserve	Accumulated Losses	Total
Balance at 30 June 2010	75,120,164	8,582,579	(78,473,427)	5,229,316

Transactions with owners in their capacity as owners:
Shares issued gross of costs	1,146,783	-	-	1,146,783
Options exercised	189,648	(189,648)	-	-
Options issued	-	5,850	-	5,850
Options forfeited	-	(2,266)	-	(2,266)
Equity to be issued	4,767	-	-	4,767
Transaction costs	(20,123)	-	-	(20,123)
Share options – value of share option scheme	-	17,724	-	17,724
	1,321,075	(168,340)	-	1,152,735

Loss for the period	-	-	(3,833,093)	(3,833,093)
Total comprehensive income for the period	-	-	(3,833,093)	(3,833,093)

As at December 31, 2010	76,441,239	8,414,239	(82,306,520)	2,548,958

Transactions with owners in their capacity as owners:
Shares issued gross of costs	6,442,482	-	-	6,442,482
Options exercised	-	-	-	-
Options issued	-	1,057,182	-	1,057,182
Options forfeited	-	-	-	-
Equity to be issued	-	-	-	-
Transaction costs	(542,902)	-	-	(542,902)
Share options – value of share option scheme	-	23,574	-	23,574
	5,899,580	1,080,756	-	6,980,336

Loss for the period	-	-	(2,598,092)	(2,598,092)
Total comprehensive income for the period	-	-	(2,598,092)	(2,598,092)

As at June 30, 2011	82,340,819	9,494,995	(84,904,612)	6,931,202

Transactions with owners in their capacity as owners:
Shares issued gross of costs	1,923,432	-	-	1,923,432
Options exercised	120,536	(120,536)	-	-
Options issued	-	125,022	-	125,022
Options forfeited	-	-	-	-
Equity to be issued	8,525	-	-	8,525
Transaction costs	(124,893)	-	-	(124,893)
Share options – value of share option scheme	-	23,574	-	23,574
	1,927,600	28,060	-	1,955,660

Loss for the period	-	-	(3,369,841)	(3,369,841)
Total comprehensive income for the period	-	-	(3,369,841)	(3,369,841)

As at December 31, 2011	84,268,419	9,523,055	(88,274,453)	5,517,021

The above Consolidated Statement of Changes in Equity should be read in conjunction with the following notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Australian dollars)

Note 1:  Basis of Preparation

The general purpose financial report for the interim half year reporting period ended December 31, 2011 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting ("AASB 134") and the Corporations Act 2001.  This interim financial report complies with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), Australian equivalents to International Financial Reporting Standards ("A-IFRS") and AASB 134.

This interim financial report does not include all notes of the type normally included in an annual financial report.  Accordingly, this report is to be read in conjunction with the Annual Report for the year ended June 30, 2011 and any public announcements made by Prana Biotechnology Limited (the “Company”) during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Accounting Policies
The accounting policies adopted are consistent with the most recent Annual Financial Report for the year ended June 30, 2011.

Going Concern
The consolidated entity is a development stage medical biotechnology company and as such expects to be utilizing cash until its research activities have become marketable.  As at 31 December 2011, the consolidated entity incurred an operating loss of A$3,369,841 (December 2010 loss: A$3,833,093).  As at the half year-end, the consolidated entity’s net assets stood at A$5,517,021 (June 2011: A$6,931,202). The consolidated entity’s cash position has decreased to A$6,747,177 at 31 December 2011 from A$8,838,245 at 30 June 2011.

The Directors believe that the going concern basis of preparation is appropriate based on the following:

•
On 14 July 2011 the Company filed a prospectus to sell up to an aggregate 50 million ordinary shares, represented by 5 million American Depositary Receipts (ADRs) through an “at-the-market” (ATM) facility and appointed McNicoll, Lewis & Vlak LLC (MLV) as sales agent. At Prana’s discretion and instruction, MLV will use its commercially reasonable efforts to sell the ADRs at market prices from time to time, including sales made by means of ordinary brokers’ transactions on the NASDAQ Capital Market.  As of December 31, 2011, the Company sold 1,011,013 of its ADRs for aggregate gross proceeds of approximately A$1.87 million (US$1.85 million) and in the months of January and February 2012 the Company sold additional 966,924 of its ADRs for aggregate gross proceeds of approximately A$1.55 million (US$1.63 million) through its ATM facility.

•	In parallel, the Company continues to pursue raising additional funds through alternative funding structures.

•	Notwithstanding, the Company has the ability to scale down its operations and prioritise its research and development programs in neurology should the need arise.

At this time, the Directors are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Statement of Financial Position at 31 December 2011. Therefore, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.

Note 2:  Dividends

The Company resolved not to declare any dividends in the period ended December 31, 2011.

Note 3:  Segment Information

The Company's activities are predominately within Australia and cover research into Alzheimer's disease and other major age-related degenerative disorders.

Note 4:  Other Income

	Six months ended December 31,

	2011	2010
Other Income

R&D Tax Concession	696,965	-
Michael J Fox Foundation Grant	65,896	-

Total Other Income	762,861	-

Note 5:  Research and Development

		Six months ended December 31,

	Note	2011	2010
Research and development expenses

Personnel expenses related to research and development		(321,771)	(223,177)
Research and development expenses	(a)	(2,075,697)	(1,535,868)

Total Research and development expenses		(2,397,468)	(1,759,045)

(a) Research and development expenses consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Company.

Note 6:  Contingent Liabilities and Assets

There has been no change in contingent liabilities and assets since the last annual reporting date.

Note 7:  Contributed Equity

		As at
		December 31, 2011		June 30, 2011
	Note	No.	$	No.	$
Fully paid ordinary shares	(a)	285,738,778	81,566,775	275,286,783	79,639,175
Options for fully paid ordinary shares	(b)	-	2,701,644	-	2,701,644
Total Issued and Unissued Capital			84,268,419		82,340,819

(a) Fully paid ordinary shares

At the beginning of the year	275,286,783	79,639,175	234,045,871	72,418,520
Shares issued	10,110,130	1,931,957	40,424,329	7,594,032
Shares issued upon exercise of options	341,865	120,536	816,583	189,648
Transaction costs relating to share issues	-	(124,893)	-	(563,026)
At the end of the year	285,738,778	81,566,775	275,286,783	79,639,175

(b) Options for fully paid ordinary shares

At the beginning of the year	-	2,701,644	-	2,701,644
Expired options, unexercised	-	-	-	-
At the end of the year	-	2,701,644	-	2,701,644

Note 8:  Reserves – Share-Based Payments

	December 31, 2011		June 30, 2011
	No.	$	No.	$
Options for fully paid ordinary shares	28,202,528	7,554,058	26,043,956		7,525,998
Options for ADRs	380,000	1,515,434	380,000		1,515,434
Warrants for ADRs (1 ADR = 10 ordinary shares)	612,397	453,563	612,397		453,563
Total Share-Based Payments	29,194,925	9,523,055	27,036,353		9,494,995

During the six months ended December 31, 2011, the following movements in options to purchase fully paid ordinary shares occurred:

Options

•	Grant of options to purchase 850,437 ordinary shares by employees
•	Grant of options to purchase 1,650,000 ordinary shares by consultants
•	Exercise of options to purchase 91,865 ordinary shares by employees
•	Exercise of options to purchase 250,000 ordinary shares by consultants

Note 9:  Loss per Share

	As at
	December 31, 2011	December 31, 2010
Basic loss per share (cents)	(1.20)	(1.59)
Diluted loss per share (cents)	(1.20)	(1.59)
	$	$
a) Net loss used in the calculation of basic and diluted loss per share	(3,369,841)	(3,833,093)
	No.	No.
b) Weighted average number or ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	279,656,619	240,724,753

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share.  Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share.  All the options on issue do not have the effect to dilute the loss per share.  Therefore they have been excluded from the calculation of diluted loss per share.  There have been no other conversions to, call of, or subscriptions for ordinary shares since the reporting date and before the completion of this report.

Note 10:  Net Tangible Assets

	As at
	December 31, 2011	June 30, 2011
Net Tangible Assets	$5,517,021	$6,931,202
No. of Shares	285,738,778	275,286,783

Net Tangible Assets (cents)	1. 93	2.52

Note 11:  Cash Flow Reconciliation

	As at
	December 31, 2011	December 31, 2010
	$	$
(a) Reconciliation of Cash Flow from Operating Activities with Net Loss after Income Tax	(3,369,841)	(3, 833,093)

Add back depreciation expense	10,497	16,658
Add back (gain) on fair value of financial liabilities	(22,934)	-
Add back equity issued for nil consideration	157,117	22,860
Loss on sale of plant & equipment	-	(5,488)
Increases/(Decreases) in Provisions	30,294	(12,386)
(Increases)/Decreases in Accounts Receivable	(688,536)	130
(Increases)/Decreases in Other Current Assets	11,087	798,986
Increases/(Decreases) in Accounts Payable	(15,191)	(455,204)
Add back foreign exchange	(5,605)	176,193
Net Operating Cash Flows	(3,893,112)	(3,291,344)

	As at
	December 31, 2011	June 30, 2011
(b) Reconciliation of cash and cash equivalents
Cash and cash equivalents at the end of the financial year as shown in the Cash Flow Statement is reconciled to items in the Statement of Financial Position as follows:
Cash and cash equivalents	$6,747,177	$8,838,245

Note 12:  Events Subsequent to Reporting Date

In the months of January and February 2012 the Company sold 966,924 of its ADRs for aggregate gross proceeds of approximately A$1.55 million (US$1.63 million) through its "at-the-market" facility.

No other matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the Company, the result of those operations or the state of affairs of the Company in subsequent financial years.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words "estimate," "project," "intend," "expect" and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. This discussion and analysis should be read in conjunction with our financial statements and notes thereto included elsewhere in this Report.

Background

We were incorporated under the laws of the Commonwealth of Australia on November 11, 1997.  Our mission is to develop therapeutic drugs designed to treat the underlying cause of degeneration of the brain and the eye as the aging process progresses.  The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Stock Exchange, or ASX.  Since September 5, 2002, our American Depository Receipts, or ADRs, have traded on the NASDAQ Capital Market under the symbol “PRAN.”

Our interim financial statements appearing in this report are prepared in Australian dollars and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB and comply with both IFRS as issued by the IASB and Australian equivalents to International Financial Reporting Standards, or A-IFRS.  In this report, all references to “U.S. dollars” or “US$” are to the currency of the United States of America, and all references to “Australian dollars” or “A$” are to the currency of Australia.

All of our revenues are generated in Australian dollars, except for interest earned on foreign currency bank accounts, and the majority of our expenses are incurred in Australian dollars.

Overview

We are a development stage enterprise at an early stage in the development of our pharmaceutical products that are designed to treat the underlying causes of degeneration of the brain and the eye as aging progresses.  We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development.  All of our product candidates are in early stages of development and we face the risks of failure inherent in developing drugs based on new technologies.  The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including pre-clinical testing and clinical trials, as well as for obtaining regulatory approval.  To date, we have funded our operations primarily through the sale of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest income.

Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets.  Initially we focused on clinical trials of our PBT1 compound as a therapeutic for the treatment of Alzheimer’s disease, which we ceased in April 2005 due to an unacceptably high level of an impurity found in the compound.  In early August 2003, our PBT2 compound was announced as a new lead metal protein attenuating compound, or MPAC, molecule for Alzheimer’s disease.  We have completed two Phase I studies of PBT2 and a Phase IIa clinical trial for PBT2 in patients with Alzheimer’s disease.  For additional details regarding our clinical trials see Item 4.A., “Information on the Company - History and Development of the Company,” of our Form 20-F for the year ended June 30, 2011, filed with Securities and Exchange Commission on October 3, 2011.

Highlights For The Six Months Ended December 31, 2011

In August 2011, we announced that The Michael J. Fox Foundation (MJFF) had provided us with a grant to support the pre-clinical characterization of our Parkinson’s disease (PD) compound, PBT434.  The program entitled, “PBT434, a Novel Neuroprotective Drug for Parkinson’s Disease; Completion of Pre-Clinical Studies to Enable Human Clinical Trials” is part of MJFF’s 2011 Pipeline Program to support its Therapeutic Development Initiative and is awarded after a highly competitive, peer reviewed process.  The grant supports a spectrum of assays and testing to help characterize the safety and suitability of PBT434 for human trials.  The therapeutic strategy for PBT434 is to preserve the specific neurons that perish in PD, resulting in loss of the neurotransmitter dopamine that is responsible for controlling motor function.  In animal modeling it has been shown that these critical neurons, the substantia nigra are not only preserved when treated with PBT434, that motor coordination is also significantly improved without the need to supplement with dopamine.  Prana is working closely with the MJFF in the research program to assess the potential for PBT434.  Notably, in November 2011 the United States Patent and Trademark Office issued a Notice of Allowance for pharmaceutical compositions containing PBT434.

During September 2011, the World Congress on Huntington’s Disease (HD) was held in Melbourne, providing Prana a unique opportunity to liaise and consult with world leaders in Huntington’s disease research and clinical development.  Patient groups such as the Australian Huntington’s Disease Association and the Huntington’s Disease Society of America welcomed plans for the forthcoming Phase IIa trial with Prana’s PBT2.  Prana has entered into a contract with the University of Rochester to perform part of the Huntington’s Disease clinical trial activity.  The trial design entails a double blinded study with 100 patients with early to mid-stage HD being administered either 100mg or 250mg dose of PBT2 or placebo for six months.  Previously, treatment with PBT2 has resulted in significant improvement in cognitive executive function in three months of administration in mild Alzheimer’s disease (AD) patients.  At this time, there is no marketed treatment for the cognitive impairment suffered by HD patients.

Prana’s research and discovery team have continued to publish in peer reviewed journals further findings on the underlying mechanisms of action of PBT2 that may contribute to its ability to improve cognitive function.  In September 2011, new data was published on how the ability of PBT2 to transport and deliver zinc and copper in the brain, contributes to PBT2 degrading the protein beta-amyloid to reduce toxicity and also promotes the phosphorylation of cellular protein kinase, GSK3, an important target in the brain AD research.  In addition, one of Prana’s research scientists, Dr Paul Adlard received an Australian National Health and Medical Research Council (NHMRC) grant to study the benefits of PBT2 and other compounds in age-related cognitive impairment in a program entitled, ”The Role of Metals in Healthy Brain Ageing: Identification of Novel Compounds to Prevent Age-Related Cognitive Decline.”  The grant will provide an opportunity to explore the importance of metal distribution imbalances in the brain to both cognitive deficits with ageing and AD.  In October 2011, Prana scientist and co-inventor of PBT2, Dr. Kevin Barnham, was awarded a NMHRC grant to explore how PBT2’s copper binding and transport activity can inhibit brain excitotoxicity, being the overstimulation of certain chemical neurotransmitter receptors on neurons (NMDA receptors). Excitotoxicty is a common feature in the brains of patients affected by neurodegenerative disorders such as AD and HD.

In November 2011, Prana announced the approval from the Austin Health Research Ethics Committee based at the Austin Hospital Melbourne, to commence its 12 month Phase II imaging trial with PBT2 in patients with prodromal or mild AD.  The study is being supported by the New York based Alzheimer’s Drug Discovery Foundation.  The forty patients will be randomized to receive either 250mg of PBT2 or placebo daily.  The study will assess the effect of PBT2 on brain beta-amyloid deposits and brain activity using Positron Emission Tomography (PET) imaging techniques.  The study will also measure cognitive endpoints as assessed by the Neuropsychological Test Battery (NTB).  In December patient screening commenced for the imaging trial and was given the study name “IMAGINE.”

On January 4, 2012, Prana announced it had received approval from the United States Food and Drug Administration (FDA) to commence recruitment for the Prana’s Phase II study in patients with HD.  The study, named “Reach2HD” is a six month double-blind placebo controlled multi-centre study across the United States and Australia.  The study will assess the safety and tolerability of PBT2 in this patient population and the effects of PBT2 on cognition, motor function, behavior, functional abilities and various biomarkers.  The trial is being undertaken in collaboration with the Huntington Study Group, a highly credentialed HD clinical trials coordination organization.  The principal Investigator on the study is Dr Raymond Dorsey of John Hopkins University Medical Centre.  It is anticipated that the study will commence screening second quarter 2012.

Also in January 2012, Prana announced the appointment of Professor Rudy Tanzi as Prana’s Chief Scientific Advisor.  Professor Tanzi is the Joseph P. and Rose F. Kennedy Professor of Neurology at Harvard University, and Director of the Genetics and Aging Research Unit at Massachusetts General Hospital (MGH) and has been investigating the genetics of neurological disease since 1980 when he participated in the study that led to the first disease gene being identified by genetic analysis (Huntington's Disease).  Professor Tanzi is also the Chair of the Cure Alzheimer’s Fund Research Consortium.  In 2010, Professor Tanzi served on a 3-person task force invited by President Obama to the White House to assess the impact of AD in the United States.

Six Months Ended December 31, 2011 Compared to Six Months Ended December 31, 2010

Revenue

Revenue, consisting of interest income, increased to A$110,266 for the six months ended December 31, 2011 from A$70,310 for the six months ended December 31, 2010, an increase of A$39,956, or 56.83%.  The increase in interest income is primarily attributable to an increase in cash and cash equivalents during the six months ended December 31, 2011.

Other Income

We had other income of A$762,861 for the six months ended December 31, 2011 relating to a grant we received from the Michael J Fox Foundation and a refund of a R&D Tax Concession to be received by us.  We did not have other income for the six months ended December 31, 2010.

Research and development expenses

Research and development expenses increased to A$2,075,697 for the six months ended December 31, 2011 from A$1,535,868 for the six months ended December 31, 2010, an increase of A$539,829, or 35.15%.  The increase in research and development expenses in the six months ending December 31, 2011 was primarily due to (i) completion of a large scale manufacture of PBT2 active pharmaceutical ingredient (API) and the costs of ongoing stability trials on the PBT2 encapsulated product, (ii) increased project management costs (iii) engagement of consultant regulatory advisors to undertake pre-trial activities ahead of regulatory approval for the Phase II imaging study in Alzheimer’s patients and Phase IIa study in Huntington’s disease patients; and (iv) appointment of the Huntington’s Study Group to coordinate the HD trial.

Personnel expenses

Personnel expenses decreased to A$1,224,227 for the six months ended December 31, 2011 from A$1,349,151 for the six months ended December 31, 2010, a decrease of A$124,924 or 9.26%.  The decrease in personnel expenses is primarily attributable to a reduced number of employees during  such period.  The decrease is also due to a reduction in bonus compensation payable to key management personnel.

Intellectual property expenses

Intellectual property expenses decreased to A$133,577 for the six months ended December 31, 2011 from A$212,103 for the six months ended December 31, 2010, a decrease of A$78,526, or 37.02%.  The decrease in intellectual property expenses for the six months ending December 31, 2011 was primarily due to the completion of substantial prosecution of a key international patent application and reducing the size of our intellectual property portfolio.

Auditor and accounting expenses

Audit and accounting expenses decreased to A$78,873 for the six months ended December 31, 2011 from A$87,888 for the six months ended December 31, 2010, a decrease of A$9,015, or 10.26%.  The decrease in auditor and accounting expenses in the six months ended December 31, 2011 was attributable to a decrease in costs associated with preparation for the expected auditor attestation report on our internal control over financial reporting, which requirement is currently not applicable to our company.

Travel expenses

Travel expenses decreased to A$57,918 for the six months ended December 31, 2011 from A$62,348 for the six months ended December 31, 2010, a decrease of A$4,430, or 7.11%.  The decrease in travel expenses is primarily attributable to decreased overseas travel by executives and consultants for company business meetings.

Public relations and marketing expenses

Public relations and marketing expenses increased to A$73,203 for the six months ended December 31, 2011 from A$56,299 for the six months ended December 31, 2010, an increase of A$16,904, or 30.03%.  Our public relations and marketing expenses consist primarily of costs relating to our U.S.-based investor relations consultants.  The increase in public relations and marketing expenses in the 2011 period is primarily attributable to an increased number of public announcements regarding the company’s research and development activities, which was partially offset by the appreciation of the Australian dollar against the U.S. dollar during the six months ended December 31, 2011, which decreased the Australian dollar value of such U.S. dollar denominated expenses.

Depreciation expense

Depreciation expense decreased to A$10,497 for the six months ended December 31, 2011 from A$16,658 for the six months ended December 31, 2010, a decrease of A$6,161, or 36.99%.  The decrease in depreciation expense is primarily attributable to a reduction in the purchase of additional plant and equipment. An aggregate of A$2,103 was purchased during the six months ended December 31, 2011, compared to A$13,792 in the six months ended December 31, 2010.

Other expenses

Other expenses from ordinary activities increased to A$620,502 for the six months ended December 31, 2011 from A$429,210 for the six months ended December 31, 2010, an increase of A$191,292, or 44.57%.  The increase is primarily attributable to an increase in corporate compliance costs associated with professional tax fees relating to the R&D tax concession.  In addition shareholder mailing costs increased due to a rise in the number of shareholder meetings in the six months ended December 31, 2011.

Foreign exchange gain

We recorded a foreign exchange gain of A$8,592 for the six months ended December 31, 2011 compared to a foreign exchange loss of A$153,878 for the six months ended December 31, 2010.  Foreign exchange gain (loss) reflects the impact of changes in foreign currency exchange rates on cash that we hold in U.S. dollars, Great British Pounds and Euros.  In the 2011 and 2010 periods, the Australian dollar appreciated against the U.S. dollar.  The gain recorded in the 2011 period was due to an increase in cash that we held in foreign currency and the appreciation of the Australian dollar against the U.S. dollar, which had a favorable impact on the Australian dollar value of our cash held in U.S. dollars.

Inflation and Seasonality

Management believes that inflation has not had a material impact on our company’s operations or financial condition and that our operations are not currently subject to seasonal influences.

Liquidity and Capital Resources

We are a development stage company and have had no sales income to date, and as of December 31, 2011 our accumulated deficit totaled A$84,274,453.  From inception until our initial public offering in March 2000 we financed our operations primarily through borrowings from two of our then directors, which were repaid from the proceeds of such offering.  Since our initial public offering we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest earned on investments.  During the period from 2001 to 2006, we were awarded government grants in the aggregate amount of A$3.3 million, but we have not received any government grants since 2006.

In July 2010, we raised A$1.15 million (US$1.0 million) (before costs) in a private placement of 7.065 million of our ordinary shares (equivalent to 0.7 million ADRs) to Quintiles, at a price of A$0.1624 per ordinary share (US$1.624 per ADR).

On February 21, 2011, the Alzheimer’s Drug Discovery Foundation, or ADDF, awarded us a grant of US$700,000, to be provided in two equal installments over two years, of which US$350,000 was provided.  The ADDF is based in New York and functions on a venture philanthropy model.  We issued to ADDF a convertible promissory note in the principal amount of the grant and a five-year warrant to purchase 612,397 ordinary shares of our company at a price per share of A$0.17 (equivalent to US$0.169), being the closing pricing of our ordinary shares on the ASX on the date of our agreement with ADDF.  We have also agreed to issue an additional five-year warrant to purchase 105,000 of ordinary shares of our company at a price per share equal to the closing price of our ordinary shares on the ASX on the date of the receipt of the second installment of US$350,000.  The note will become due and payable on February 25, 2014, unless converted earlier.  We may, under certain conditions, elect to issue our ordinary shares to satisfy our repayment obligation at a price per shares equal to 80% of the then prevailing volume weighted average price of our ordinary shares on the ASX during the five trading days prior to the issuance.  Under the terms of the convertible note, the ADDF may elect, at its discretion, to convert the promissory note into ordinary shares of our company following the consummation by us of a debt or equity financing to third party investors resulting in gross proceeds to our company of at least US$1.0 million, or upon a sale of our company.  Following the completion of the private placement described in the following paragraph, the ADDF is now entitled to convert the note under the same terms as such private placement, or under the same terms as any subsequent financing that we may complete prior to the conversion or repayment of the note.  The purpose of the grants is to support a Phase II imaging trial with PBT2 to investigate the effect of PBT2 on the deposition of beta-amyloid in the brains of patients with mild Alzheimer’s disease.

On March 28, 2011, we completed a private placement of our securities to institutional investors for aggregate gross proceeds of approximately A$6.12 million (US$6.19 million).  Under the terms of the offering, we sold an aggregate of approximately 27,200,000 ordinary shares (equivalent to 2,720,000 ADRs) at a price of A$0.225 per share (A$2.25 per ADR).  We also granted to the investors options to purchase up to an aggregate of approximately 6,800,000 ordinary shares (equivalent to 680,000 ADRs) at an exercise price of A$0.225 per share (A$2.25 per ADR).  The options are exercisable for a term of four years, and the exercise price is subject to future adjustment for various events, such as stock splits or dividend distributions.

On June 30, 2011, we completed a private placement of 5.69 million of our ordinary shares to institutional investors and Quintiles Limited, at a price of A$0.225 per share, for aggregate gross process of approximately A$1.28 million (US$1.4 million).  We also granted the investors options to purchase 1.42 million ordinary shares at an exercise price of A$0.225 per share that will expire March 24, 2015.

On July 13, 2011, we entered into an At-The-Market Issuance Sales Agreement with McNicoll, Lewis & Vlak LLC, or MLV, under which we may sell American Depositary Shares, or ADSs, each representing ten ordinary shares, from time to time through MLV, as our agent for the offer and sale of the ADSs.  The aggregate offering price for the ordinary shares represented by ADSs may not exceed US$50 million.  We currently have a prospectus outstanding permitting the sale of up to 50 million ordinary shares or 5 million ADSs.  The ADSs are evidenced by ADRs.  We will pay MLV a commission equal to 3% of the gross proceeds of the sales price of all ADSs sold through it as sales agent under the sales agreement.

On September 15, 2011, we commenced the sale of ADRs as part of the ATM facility.  In the months of September and November 2011 we sold 1.01 million of our ADRs for aggregate gross proceeds of approximately A$1.87 million (US$1.91 million).

Capital expenditures for the six months ended December 31, 2011 was A$2,103 and capital expenditures for the six months ended December 31, 2010 was A$8,083.  These expenditures were principally for plant and computer equipment.  We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with the level of our operations.

We had A$6,747,177 of cash and cash equivalents at December 31, 2011, compared to A$8,838,245 at June 30, 2011.

Our directors believe that the going concern basis of preparation of our financial statements for the fiscal year ended June 30, 2011 is appropriate given our cash position.

During the months of January and February 2012 we sold an additional 966,924 of our ADRs through the ATM facility for aggregate gross proceeds of approximately A$1.55 million (US$1.63 million.  We are also continuing to pursue raising additional funds through alternative funding structures.  In addition, we have the ability to scale down our operations and prioritize our research and development programs in neurology should the need arise to conserve cash.

At this time, our directors are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Statement of Financial Position as of December 31, 2011.  Therefore, no adjustments have been made to our financial statements relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should we not continue as a going concern.

Cash Flows

Net cash used in operating activities increased to A$3,893,112 for the six months ended December 31, 2011 from A$3,291,344 for the six months ended December 31, 2010.  Net cash used in operating activities primarily consists of payments to suppliers and employees.  The increase in net cash used in the 2011 period was primarily due to increased research and development expenses as a result of completing a large scale manufacturing campaign for PBT API and the engagement of the Huntington Study Group to commence coordination of the Phase IIa trial for PBT2 in Huntington’s disease.

Net cash used in investing activities decreased to A$2,101 for the six months ended December 31, 2011 from A$8,083 for the six months ended December 31, 2010.  Cash flows used for investing activities was primarily attributable to payments for the purchase of property and equipment for the six months period ended December 31, 2011 and 2010.

Net cash provided by financing activities was A$1,798,540 for the six months ended December 31, 2011 compared to A$1,129,877 for the six months ended December 31, 2010.  Cash flows provided by financing activities for the six months ended December 31, 2011 is attributable to the sale of 1,011,013 ADRs under the ATM facility in September and November 2011.  Cash flows provided by financing activities for the six months ended December 31, 2010 is attributable to a private placement of our ordinary shares to Quintiles in July 2010.

We realized a foreign exchange gain of $5,605 for the six months ended December 31, 2011 compared to a foreign exchange loss of A$176,193 for the six months ended December 31, 2010.  In the 2011 and 2010 periods, the Australian dollar appreciated against the U.S. dollar.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Conditions in Australia

We are incorporated under the laws of, and our principal offices and research and development facilities are located in, the Commonwealth of Australia.  Therefore, we are directly affected by political and economic conditions in Australia.

Risk Factors

There have been no material changes in our risk factors reported in our Annual Report on Form 20-F for the year ended June 30, 2011.

Auditor’s Independence Declaration

As lead auditor for the review of Prana Biotechnology Limited for the half year ended 31 December 2011, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Prana Biotechnology Limited and the entities it controlled during the period.

Andrew Barlow
Partner
PricewaterhouseCoopers	23 February, 2012

PricewaterhouseCoopers, ABN 52 780 433 757
Freshwater Place, 2 Southbank Blvd, Southbank VIC, 3006 GPO Box 1331, MelbourneVIC, 3001 DX77, Melbourne, Australia T +61 3 8603 1000, F +6 13 8603 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Independent auditor’s review report to the members of Prana Biotechnology Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Prana Biotechnology Limited, which comprises the balance sheet as at 31 December 2011, and the income statement, the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, selected explanatory notes and the directors’ declaration for the Prana Biotechnology Limited Group (the consolidated entity). The consolidated entity comprises both Prana Biotechnology Limited (the company) and the entities it controlled during that half-year.

Directors’ responsibility for the half-year financial report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. An for such control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2011 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Prana Biotechnology Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757
Freshwater Place, 2 Southbank Blvd, Southbank VIC, 3006 GPO Box 1331, Melbourne VIC, 3001 DX77, Melbourne, Australia T +61 3 8603 1000, F +6 13 8603 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Prana Biotechnology Limited is not in accordance with the Corporations Act 2001 including:

(a)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2011 and of its performance for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

PricewaterhouseCoopers

Andrew Barlow	Melbourne
Partner	23 February, 2012

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